SUB-ITEM 77K
Changes in registrants certifying accountant:
Champlain Emerging Markets Fund, formerly New
Sheridan Developing World Fund (the Fund)

811-7102
On November 16, 2015, the Board of Trustees of the above-referenced Fund, upon recommendation of the Audit Committee, engaged Ernst & Young LLP (EY) as the independent registered public accounting firm to the Fund. On November 16, 2015, KPMG, LLP was dismissed as the independent registered public accounting firm to the Fund upon the issuance of their report on November 24, 2015.
KPMGs report on the Fund for the year ended
September 30, 2015, and the period from September 9,
2014 (commencement of operations) through September
30, 2014, contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.
For the period from September 9, 2014 (commencement of operations) through September 30, 2015, and the subsequent interim period through November 24, 2015, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements.
The Registrant has requested that KPMG furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.